82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

02055287

02 OCT -3

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

Bornheim, September 27th, 2002

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Kinsey,

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

SUPPL

enclosed please find the following documents

- *Annual Report 2001/2002*
- *Ad hoc: New Supervisory board elected – April 2002*
- *Interim report 1st Quarter (March-May) 2002/2003*
- *Ac hoc: Reduced earnings due to flood damage – August 2002*
- *Interim report 1st Half (March-August) 2002/2003*
- *Press Release Group Sales 1st Half 2002/2003 – September 26, 2002*

Kind regards,

pp. Judith Würtz

dlw 10/9

Enclosure
Press Release

82-3729

02 OCT -8 AM 9:56

HORNBACH Group sales up 12.7% in first half-year

HORNBACH achieves growth despite sector trend in Germany – Price competition and flood damage depress 2002/2003 earnings

Neustadt an der Weinstraße/Bornheim bei Landau, 26 September 2002 – **The HORNBACH Group improved its competitive position in the first six months of its current financial year (1 March to 31 August 2002), despite an extremely unfavourable outlook for the building materials, DIY and garden products business in Germany. Group sales increased by 12.7% in absolute terms. HORNBACH, the market leader in the DIY megastore segment, once again beat the sector trend to achieve growth in like-for-like sales, expanding its market share in the German DIY sector. First half results have suffered from the intense price competition in DIY retailing and the extraordinary costs caused by the floods in August. This information comes from the Group's interim reports for the first half-year of 2002/2003 (1 March to 31 August 2002), which were published today.**

The HORNBACH HOLDING AG Group includes the Subgroups HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG, and Lafiora HORNBACH Florapark GmbH.

Group sales for HORNBACH HOLDING AG show a significant increase over the previous year. At the end of the first six months of the current financial year (reporting date: 31 August 2002) net sales have risen by 12.7% to €903m (previous year: €801m), and gross sales (incl. VAT) have increased to €1,047m (previous year: €930m), also an increase of 12.7%. At 31 August 2002, total net sales for the HORNBACH-Baumarkt-AG Subgroup were up 11.6% to €861m (previous year: €772m), with gross sales standing at €999m (previous year: €895m).

HORNBACH achieves growth despite industry trend

HORNBACH-Baumarkt-AG, by far the largest of the Group's operating subsidiaries, succeeded once again in breaking free from the downward trend in the sector. From January to July 2002, like-for-like sales in Germany were maintained at a comparable level with the previous year (0.1%), while the DIY market in Germany suffered a loss of around 5% in the same period according to figures released by the BHB, the industry association. In terms of the first half of the financial year 2002/2003, covering the period from March to August 2002, HORNBACH achieved a cumulative increase in like-for-like DIY sales of 2.0% in Germany and 2.2% including international activities.

Following the opening of five new stores in the first half of 2002/2003, the Group now operates 96 DIY superstores and garden centres across Europe through its subsidiary HORNBACH-Baumarkt-AG. The total sales area has grown to approx. 942,000 square meters, with an average store size of over 9,800 square meters. The Group operates 77 stores in Germany. In the rest of Europe, HORNBACH DIY superstores and garden centres are spread across Austria (8), the Netherlands (6), Czech Republic (3), Luxembourg (1) and Switzerland (1).

If the three garden centres operated by Lafiora HORNBACH Florapark GmbH are taken into account, the HORNBACH HOLDING Group has a total of 99 retail

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

stores, covering a total sales area of around 956,000 square meters (reporting date: 31 August 2002).

HORNBACH Baustoff Union GmbH continues to pursue its regional expansion strategy, with a focus on the Rhineland-Palatinate and Saarland regions. Four established building materials and builders' merchant companies were taken over in the first half of 2002/2003, bringing the number of operating units up to 14 at 31 August 2002.

Key Figures for 1st half-year (IAS) HORNBACH Group	HORNBACH HOLDING AG (Security Code: 608343)			HORNBACH-Baumarkt-AG (Security Code: 608440)		
in €m	± %	1st half-year 2002/2003	1st half-year 2001/2002	± %	1st half-year 2002/2003	1st half-year 2001/2002
Sales						
Gross sales	12.7	1,047.3	929.6	11.6	999.1	895.4
Net sales	12.7	902.8	801.1	11.6	860.9	771.6
• DIY Germany				7.4	650.3	605.5
• DIY international				26.8	210.6	166.1
Earnings						
EBITDA	-7.9	88.1	95.7	-14.0	68.7	79.9
EBIT	-12.9	55.8	64.1	-21.3	42.0	53.4
Result from ordinary activities	-17.6	42.0	51.0	-25.5	33.0	44.3
Extraordinary result	-	-8.8	-	-	-8.8	-
Earnings before taxes (EBT)	-34.9	33.2	51.0	-45.4	24.2	44.3
Net income before minority interests	-38.9	20.4	33.4	-49.5	14.6	28.9
Net income after minority interests	-36.6	17.5	27.6	-	-	-
Earnings per share (€)	-36.6	2.19	3.45	-49.5	0.97	1.92
Other						
Balance sheet total	9.5	1,537.5	1,404.0	8.8	1,061.9	976.1
Capital investments	27.8	139.1	108.8	21.7	85.2	70.0
Employees (headcount as at 31 August 2002)	12.2	8,891	7,926	12.4	8,519	7,582

Earnings performance

Earnings in the period under review (March to August 2002) suffered the negative effects of intense price competition in the German DIY sector, start-up losses at HBU and Lafiora and the exceptional costs resulting from the floods in August 2002. Key earnings figures for HORNBACH HOLDING AG and the Subgroup HORNBACH-Baumarkt-AG are shown in the above table.

There are two main reasons for the appreciable decline in earnings. Firstly, HORNBACH is currently operating in an intensely competitive environment, which is reflected in prices. The Group's pricing strategy is designed to achieve sustainable expansion of market share in a difficult economic environment, and this has put pressure on profit margins. Secondly, pre-opening costs, start-up costs in new countries, including Switzerland, and administration costs have all risen, primarily due to the rapid pace of expansion.

The exceptional costs resulting from the disastrous flooding in August in Germany and Austria had a negative impact on results in the HORNBACH-Baumarkt-AG Subgroup to the tune of €8.8m. The HORNBACH DIY superstores and garden centres in Ansfelden near Linz (Austria) and Dresden suffered heavy damage.

Damage to goods, buildings, equipment and fittings and the costs of waste disposal and cleaning had a significant impact on results.

Outlook

The HORNBACH Group expects to achieve consolidated sales in excess of €1.7bn net and €2.0bn gross for the financial year 2002/2003, with sales of over €1.6bn net and €1.9bn gross for the HORNBACH-Baumartkt-AG subsidiary.

There are plans to open a total of six new combined DIY superstores and garden centres in Germany, Austria, Switzerland and Czech Republic in the second half of the current financial year. This will bring the total number of retail stores in the HORNBACH HOLDING Group up to 105, covering a sales area of over one million square metres.

In the light of developments so far and the extraordinary costs caused by the floods, earnings expectations for the 2002/2003 financial year have been revised downwards (see ad hoc release dated 13 August 2002). The Board of Management now expects the result from ordinary activities for the HORBACH HOLDING AG Group as a whole to be maintained at around the same level as the previous year, although HORNBACH-Baumarkt-AG is likely to finish significantly down on the previous year's level.

Further information on the performance of the HORNBACH HOLDING AG Group (Security Code 608343) and the HORNBACH-Baumarkt-AG Subgroup (Security Code 608440), both of which are listed on the SDAX, is provided in the interim reports published today. The reports, the first to be produced in accordance with international accounting standards (IAS), can be downloaded from the Internet at:

HORNBACH HOLDING AG: www.hornbach-holding.com
HORNBACH-Baumarkt-AG: www.hornbach.com

Financial Calendar

▪ 19 December 2002	**Interim report** for period ending 30 November 2002
▪ 16 April 2003	**Preliminary year-end results** 2002/2003
▪ June 2003	**Financial statements press conference** 2002/2003 and publication of annual report **Interim report** for period ending 31 May 2003 **HORNBACH-Baumarkt-AG DVFA analysts' conference**
▪ 28 August 2003	**Annual General Meeting** of HORNBACH-Baumarkt-AG in Frankfurt am Main
▪ 29 August 2003	**Annual General Meeting** of HORNBACH HOLDING AG in Frankfurt am Main
▪ 25 September 2003	**Interim report** for period ending 31 August 2003 **HORNBACH HOLDING AG DVFA analysts' conference**
▪ 19 December 2003	**Interim report** for period ending 30 November 2003

Contacts

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Telephone (+49) 0 63 48/ 60 - 24 44
Fax (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. W.
Telephone (+49) 0 63 21/ 678 - 93 21
Fax (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

82-3729

HORNBACH-Baumarkt-AG Group

Interim Report for the 1st Half-Year 2002/2003 (1 March - 31 August 2002)

- Sales up 11.6 % on previous year
- 2.0% increase on like-for-like basis despite weak retailing climate in Germany
- Successful start in Switzerland
- Flood damage impacts earnings performance
- First interim report in accordance with international accounting standards (IAS)

HORNBACH successfully held its own during the first six months of the current financial year (1 March to 31 August 2002) despite extremely difficult conditions in the German retail industry. Sales increased by 11.6% in absolute terms, and the market leader in the DIY megastore segment once again defied the industry trend to achieve like-for-like growth, with a gain of 2.0% for Germany and 2.2% including international activities. HORNBACH further expanded its market share, although intense price competition in the sector and the exceptional costs resulting from the August floods in parts of Germany and Austria depressed earnings performance.

Key Figures (IAS) HORNBACH-Baumarkt-AG Group	Change on previous year (%)	1st half-year 2002/2003 €m	1st half-year 2001/2002 €m
Gross sales	11.6	999.1	895.4
Net sales	11.6	860.9	771.6
• Germany	7.4	650.3	605.5
• International *Share in %*	26.8	210.6 *24.5 %*	166.1 *21.5 %*
EBITDA	-14.0	68.7	79.9
EBIT	-21.3	42.0	53.4
Result from ordinary activities	-25.5	33.0	44.3
Extraordinary result	-	-8.8	-
Earnings before taxes (EBT)	-45.4	24.2	44.3
Net income for year	-49.5	14.6	28.9
Earnings per share (€)	-49.5	0.97	1.92
Capital investments	21.7	85.2	70.0

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Situation in German retail sector remains unsatisfactory

In the face of persistent weakness in the economy and consumer demand, the German retail industry was unable to halt its decline during the first half of the 2002 calendar year. According to figures issued by the German Federal Statistical Office, sales for the sector as a whole were down 3.7% in real terms for the period from January to June 2002 compared with the corresponding period of the previous year. Trading in non-food products was particularly badly affected, with sales of household goods and DIY supplies showing a decline of over nine per cent in real terms in the first half of the calendar year.

The slump in retail spending was also reflected in the sales statistics of the Bundesverband Deutscher Heimwerker-, Bau- und Gartenfachmärkte e. V. (BHB), which reported a cumulative decrease of around five per cent in like-for-like sales for the period from January to the end of July 2002. Like-for-like sales for the DIY sector recovered slightly in August, but remained down one per cent according to BHB estimates.

HORNBACH achieves growth despite industry trend

HORNBACH-Baumarkt-AG once again managed to break free from the downward trend in the sector by a clear margin in the reference period. From January to July 2002, like-for-like sales in Germany were maintained at a comparable level with the previous year (0.1%). In July and August 2002, sales growth in Germany was particularly marked at around six per cent in both cases compared with an estimated loss for the sector of two and one per cent respectively. This success enabled HORNBACH to further expand its market share.

Like-for-like sales Change on previous year	1st quarter 2002/03 cumulative	2nd quarter 2002/03 cumulative	1st half-year 2002/03 cumulative
Germany	1.1 %	3.1 %	2.0 %
International	3.7 %	1.8 %	2.7 %
HORNBACH total	1.6 %	2.8 %	2.2 %

In terms of the first half of the financial year 2002/2003, covering the period from March to August 2002, HORNBACH achieved a cumulative increase of 2.0% in like-for-like sales across Germany thanks to strong second quarter performance. If like-for-like sales for HORNBACH's foreign DIY superstores and garden centres are also taken into account, this gives growth of 2.2% for the period from March to August.

Group sales increase by 11.6%

HORNBACH-Baumarkt-AG recorded a significant increase in Group sales compared with the previous year. At the end of the first six months of the current financial year (reporting date: 31 August 2002), net Group sales had risen by 11.6% to €861m (previous year: €772m), and gross sales (incl. VAT) had increased to €999m (€895m), also an increase of 11.6%

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Fig.: Sales performance in first half-year


1H 2002/03
999
861
1H 2001/02
895
772
0
500
1000
Gross
Net

Four new DIY superstores and garden centres were opened in the second quarter. In addition to megastores in Krems (Austria), Wateringen (Netherlands) and Bremen, Hornbach's first Swiss store opened for business in Littau near Lucerne.

As a result, the total number of HORNBACH DIY superstores and garden centres increased to 96 at 31 August 2002 as part of the Group's international expansion. The total sales area has now grown to approx. 942,000 square meters, with an average store size of over 9,800 square meters. The Group operates 77 stores in Germany. In the rest of Europe, HORNBACH DIY superstores and garden centres are spread across Austria (8), the Netherlands (6) Czech Republic (3), Luxembourg (1) and Switzerland (1).

Earnings performance

In the period under review from March to August 2002, earnings suffered the negative impacts of intense price competition in the German DIY sector and the exceptional costs caused by the floods in August 2002.

The result from ordinary activities for the HORNBACH-Baumarkt-AG Group declined by €11.3m or 25.5% compared with the previous year to €33.0m (previous year: €44.3m) in the reporting period from March to August 2002. Earnings before interest and taxes (EBIT) fell by 21.3% to €42.0m (previous year: €53.4m). Earnings before interest, taxes, depreciation and amortisation (EBITDA) decreased by 14.0% compared with the previous year to €68.7m (€79.9m).

There are two main reasons for this appreciable decline in earnings ratios. Firstly, HORNBACH is currently operating in an intensely competitive environment, which is being reflected in prices. The Group's pricing strategy is designed to achieve sustainable expansion of market share in a difficult economic environment, putting pressure on profit margins. Secondly, pre-opening costs, start-up costs in new countries, including Switzerland, and administration costs have all risen, primarily due to the rapid pace of expansion.

The exceptional costs caused by the floods in parts of Germany and Austria in August had a negative impact on results to the tune of €8.8m. The HORNBACH DIY superstores and garden centres in Ansfelden near Linz (Austria) and Dresden suffered severe damage. Damage to goods, buildings, equipment and fittings and the costs of waste disposal and cleaning had a significant impact on results. As at the date of publication of this interim report, the Ansfelden store was not yet ready for re-opening. Dresden was back to near on full capacity by the middle of September.

The negative extraordinary result caused earnings before taxes (EBT) to fall by around 45% in the first half-year of 2002/2003 to €24.2m (previous year: €44.3m). Group net income for the year declined by 49.5% to €14.6m (€28.9m).

Staff

At the reporting date on 31 August 2002, the total number of staff employed under permanent contracts with HORNBACH-Baumarkt-AG and its subsidiaries was 8,519 (previous year: 7,582). Averaged over the year, the Group employs the equivalent of 7,224 (previous year: 6,637) full-time staff.

Capital investment

During the first half of the current financial year, a total of €85m (previous year: €70m) was invested, primarily in real estate and buildings (62%), followed by equipment and fittings (38%). The cash flow statement in the notes to this report provides information on the financing and investment activities of HORNBACH-Baumarkt-AG.

Outlook

HORNBACH-Baumarkt-AG expects to achieve net sales in excess of €1.6bn and gross sales of around €1.9bn (an increase of 13%) for the financial year 2002/2003. A total of six new openings are planned in Germany, Austria, Switzerland and Czech Republic for the second half of the financial year. This will increase the total number of DIY stores to 102, covering a total sales areas of over one million square metres.

The aim set out in the first quarter report of making up the earnings shortfall compared with the previous year over the following months and achieving results at the previous year's level for 2002/2003 is unfortunately no longer realistic in the light of developments so far and the flood damage suffered in 2002, and we now expect the result from ordinary activities to be significantly down on the previous year. Earnings should, however, significantly exceed 2001/2002 levels once again in the financial year 2003/2004.

Bornheim bei Landau, 26 September 2002
The Board of Management

Financial Calendar

▪ 19 December 2002	**Interim report** for period ending 30 November 2002
▪ 16 April 2003	**Preliminary year-end results** 2002/2003
▪ June 2003	**Financial statements press conference** 2002/2003 and publication of annual report
	DVFA analysts' conference
	Interim report for period ending 31 May 2003
▪ 28 August 2003	**Annual General Meeting** in Frankfurt am Main
▪ 25 September 2003	**Interim report** for period ending 31 August 2003
▪ 19 December 2003	**Interim report** for period ending 30 November 2003

Contacts

Investor Relations

Axel Müller
Telephone (+49) 0 63 48/ 60 - 24 44
Fax (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
Telephone (+49) 0 63 21/ 678 - 93 21
Fax (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Internet: www.hornbach.com

Income Statement

HORNBACH-BAUMARKT-AG Group

Figures in m	% change on previous year	1st half-year 2002/2003	1st half-year 2001/2002
Sales	11.6	860.9	771.6
Other income	19.8	9.7	8.1
Gross profit	7.2	306.3	285.8
Staff expenses	15.4	123.6	107.1
Amortisation/depreciation	0.8	26.7	26.5
Other operating expenses	15.4	114.0	98.8
Result of financial activities	-1.1	-9.0	-9.1
Result from ordinary activities	**-25.5**	**33.0**	**44.3**
Extraordinary result		-8.8	0.0
Earnings before taxes (EBT)	-45.5	24.2	44.3
Taxes	-37.7	9.6	15.4
Net income	**-49.5**	**14.6**	**28.9**
Earnings per share (€)	*-49.5*	*0.97*	*1.92*

Balance Sheet

HORNBACH-BAUMARKT-AG Group

	31 August 2002		31 August 2001	
	%	m	%	m
ASSETS				
A. Fixed assets	**60.6**	**643.8**	**62.1**	**606.6**
I. Intangible assets	1.4	14.5	1.2	11.6
II. Tangible assets	59.2	629.0	60.9	594.6
III. Financial assets	0.0	0.3	0.0	0.4
B. Current assets	**38.5**	**408.5**	**36.9**	**360.0**
I. Inventories	31.2	331.4	30.2	294.3
II. Receivables and other assets	3.6	37.7	3.6	34.9
III. Cash	3.7	39.4	3.2	30.8
C. Deferred taxes	**0.8**	**8.4**	**0.8**	**7.5**
D. Deferred charges	**0.1**	**1.2**	**0.2**	**2.0**
BALANCE SHEET TOTAL	**100.0**	**1,061.9**	**100.0**	**976.1**
SHAREHOLDERS' EQUITY AND LIABILITIES				
A. Shareholders' equity	**33.3**	**354.1**	**35.9**	**350.2**
I. Subscribed capital	4.2	45.0	4.6	45.0
II Capital reserves	11.5	122.5	12.5	122.5
III. Revenue reserves	16.2	172.0	15.8	153.8
IV. Net income for year	1.4	14.6	3.0	28.9
B. Provisions and accruals	**4.9**	**52.4**	**4.8**	**46.7**
C. Payables	**56.9**	**604.5**	**53.9**	**526.3**
D. Deferred taxes	**4.2**	**45.0**	**4.8**	**47.0**
E. Deferred income	**0.6**	**5.9**	**0.6**	**5.9**
BALANCE SHEET TOTAL	**100.0**	**1,061.9**	**100.0**	**976.1**

Cash Flow Statement

HORNBACH-BAUMARKT-AG Group

	1st half-year 2002/2003 €m		1st half-year 2001/2002 €m	
Net income for year	15		29	
Scheduled amortisation/depreciation of fixed assets	27		26	
Changes in provisions and accruals	9		11	
Profit/loss on disposal of fixed assets	0		1	
Changes in inventories, trade accounts receivable and other asset items	-4		-11	
Changes in trade accounts payable and other liability items	-1		-3	
Funds provided by operating activities		**46**		**53**
Proceeds from the disposal of fixed assets	1		45	
Investments in tangible fixed assets	-71		-69	
Investments in intangible assets	-2		-1	
Funds used in investing activities		**-72**		**-25**
Payments to shareholders	-13		-13	
Proceeds from borrowings	0		0	
Repayment of borrowings	-21		-11	
Inflows/outflows from intra-Group financing	4		-23	
Changes in current account payables	45		20	
Funds provided by/used in financing activities		**15**		**-27**
Net increase in cash and cash equivalents	-11		1	
Effect of foreign exchange rate changes				
Cash and cash equivalents as at 1 March	50		30	
Cash and cash equivalents as at 31 August	**39**		**31**	

Statement of Changes in Shareholders' Equity

HORNBACH-BAUMARKT-AG Group

1st half-year 2002/2003 in €m	Subscribed capital	Capital reserves	Retained earnings	Net income for year	Total shareholders' equity
As at 01.03.02	**45**	**122**	**155**	**30**	**352**
Dividends paid				-13	**-13**
Change in companies consolidated			0		**0**
Exchange adjustments			0		**0**
Transfer to reserves			17	-17	**0**
Net income for year				15	**15**
As at 31.08.02	**45**	**122**	**172**	**15**	**354**

1st half-year 2001/2002 in €m	Subscribed capital	Capital reserves	Retained earnings	Net income for year	Total shareholders' equity
As at 01.03.01	**45**	**122**	**144**	**23**	**334**
Dividends paid				-13	**-13**
Change in companies consolidated			0		**0**
Exchange adjustments			0		**0**
Transfer to reserves			10	-10	**0**
Net income for year				29	**29**
As at 31.08.01	**45**	**122**	**154**	**29**	**350**

Notes to the interim financial statements

Basis of accounting

HORNBACH-Baumarkt-Aktiengesellschaft is a listed public limited company under German law. The Board of Management of the company entered in the Commercial Register of the Municipal Court of Landau has its registered offices at Hornbachstrasse, Landau. The interim financial statements of HORNBACH-Baumarkt-Aktiengesellschaft were prepared for the first time in compliance with the International Accounting Standards (IAS). All the IAS and Interpretations of the Standing Interpretations Committee (SIC) in force on 31 August 2002 were applied.

Change to IAS

IAS were applied for the first time in accordance with SIC-8 (First-Time Application of IAS as the Primary Basis of Accounting). Under this, the adjustments to recognition and valuation required for first-time application should be made retrospectively as if the financial statements had always been prepared in accordance with IAS (retrospective application). The change to IAS resulted in the following changes in the equity in the consolidated balance sheet at 28 February 2002, compared to the consolidated financial statements prepared in accordance with the German GAAP:

	€ million
Equity to German GAAP at 28 February 2002	**280**
Changes due to differences in recognition and valuation	
Capitalisation of goodwill	3
Capitalisation of other intangible assets	3
Change in valuation of tangible assets	
Tax-driven special depreciation	50
Changes in useful life and method of depreciation	33
Capitalisation of borrowing costs during construction	11
Reclassification of capitalised dismantling costs from buildings to real estate	1
Finance leasing	-1
Adjustment to special tax reserves	5
Differences in inventory valuation	5
Deferred tax	-37
Other changes	-1
Equity to IAS at 28 February 2002	**352**

There are the following material differences from the recognition and valuation methods under German GAAP used previously:

- Scheduled depreciation of tangible assets was changed from the declining balance method to the straight line method.
- Solely tax-driven depreciation and amortisation and special tax reserves had to be retrospectively eliminated or written back.
- Borrowing costs which are directly attributable to the acquisition, construction or production of real estate and buildings ("qualifying assets") were capitalised in accordance with IAS 23 ("Borrowing Costs") as part of acquisition or production costs.
- Tangible assets leased back as part of sale & lease back transactions must be capitalised and the resulting liabilities accrued where the risks and rewards incident to ownership of the assets are transferred to the companies in the HORNBACH-Baumarkt Group in accordance with the criteria of IAS 17 ("Leases"). Where there are profits on sales under these transactions and they qualify as finance leases, these must be accrued and recognised as income in the income statement over the lease term.

- Accrued taxes are formed using the liability method (IAS 12), i.e. based on temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet in accordance with IAS and any loss carry-forwards which can be applied. Deferred tax assets must be recognised.
- Under IAS allows recognition of provisions only for liabilities involving another party (IAS 37). Provision for future expense not based on a present obligation is not permitted.
- The IAS consolidated financial statements are also based on historical cost, with the exception that financial derivatives and other short-term securities held for trading are measured at fair value.

Consolidation principles

The financial statements of the domestic and foreign subsidiaries included in the consolidation are prepared in accordance with uniform recognition and measurement principles. The financial statements of the individual consolidated companies are prepared for the same period as the consolidated financial statements.

Capital consolidation follows the purchase method, offsetting the acquisition cost of an interest against the prorated remeasured equity at the time of acquisition of the subsidiary. Remaining differences are capitalised as goodwill after attribution of prorated hidden reserves and amortised over their useful life on the straight-line method.

The share of the results of companies over which the Group has significant influence (associates) is accounted for in the consolidated financial statements using the equity method. Shares in losses reduce the book value of an interest to nil value. Additional losses are provided for to the extent that there are contractual obligations to compensate these.

Intercompany profits relating to inventories are eliminated through the income statement. Expenses and income and receivables and liabilities between the consolidated companies are netted out.

Currency translation

Foreign currency transactions

Transactions in foreign currencies are translated to Euro at the transaction rate. Receivables and payables in foreign currencies are translated at the balance sheet date. Resulting exchange rate profits and losses are taken to the income statement.

Exchange rate losses from translation of loans to foreign subsidiaries which are in substance part of the investment are classified as equity until the repayment of the loan or disposal of the shares.

Foreign currency translation of annual financial statements of foreign subsidiaries

As in the view of HORNBACH-Baumarkt-Aktiengesellschaft all companies operate autonomously in financial, material and organisational terms, the assets and liabilities of subsidiaries whose annual financial statements are not prepared in Euro (Czech Republic, Sweden, Switzerland) are translated at the exchange rate on the balance sheet date. Income and expenses are translated at average exchange rates. Exchange differences from the translation of annual financial statements of foreign subsidiaries are classified as equity and shown under revenue reserves.

Accounting and valuation

Goodwill and other intangible assets

Goodwill arising in connection with the acquisition of subsidiaries is recognised as the difference between the purchase cost of the investment and the fair value of the prorated net assets of the subsidiary at the time of acquisition less scheduled (and, if necessary unscheduled) depreciation and amortisation. Goodwill of a foreign company and adjustment to fair value is translated using the exchange rate at the date of acquisition.

Other intangible assets are recognised at purchase cost less accumulated amortisation on the straight-line method.

Amortisation is calculated using the straight-line method and the following useful lives:

	years
Goodwill	15
Software and licences	3 - 4
Other intangible assets	3 - 8

Tangible assets

Tangible assets including property held for rental is recognised at cost of purchase or production less accumulated depreciation.

Borrowing costs in the context of property development (borrowing costs during construction) which are directly attributable to the acquisition, construction or production of real estate and buildings ("qualifying assets") are capitalised in accordance with IAS 23 ("Borrowing Costs") as part of acquisition or production costs.

Regular depreciation is on the straight-line method. If there are reasons for assuming impairment and the recoverable amount is below cost less any accumulated depreciation and any accumulated impairment losses, unscheduled depreciation is taken on tangible assets. If the reasons for unscheduled depreciation in earlier years no longer apply, tangible assets are revalued accordingly. Scheduled depreciation throughout the Group is based on the following useful lives:

	Useful life
Buildings and outdoor facilities	15-33 years
Other equipment, operating and office equipment	3-15 years

Leased tangible assets which are substantially acquisitions of assets with long-term financing (finance leasing) are recognised at fair value in accordance with IAS 17 ("Leases") or, if lower, at the present value of the minimum lease payments. Assets are depreciated on schedule over the shorter of the lease term or its useful life, using the depreciation method applied to comparable purchased or manufactured assets. The obligations resulting from future lease payments are carried as liabilities.

Financial assets

Financial assets are broken down as follows in accordance with IAS 39: financial assets held for trading, held to maturity and available for sale. All financial assets are available for sale. Purchases and sales of securities are recognised on the trade date.

Financial assets are initially recognised at cost and subsequently remeasured at fair value if a market price is available on an active market or the market value can be otherwise reliably determined.

Inventories

Inventories are carried at the lower of their cost of acquisition or manufacture or their market value. The cost of merchandise inventories is calculated on the basis of weighted average prices. The principle of valuation at the lower of cost or net realisable value is applied. Net realisable value is the amount likely to be realised less costs to be incurred to the time of sale.

Leasing contracts

For leasing contracts which transfer substantially all the risks and rewards incident to ownership of an asset to the company, the asset is recognised at cost less accumulated depreciation and a matching liability in the amount of the fair value of the asset or, if lower, at the present value of the minimum lease payments.

Impairment of assets

For all assets other than inventories, deferred tax assets and assets recognised at fair value, the recoverable value is determined if facts or circumstances lead to impairment. If the recoverable value is lower than the book value, unscheduled depreciation is taken through the income statement. Revaluation is carried out if the reasons for unscheduled depreciation no longer apply.

Provisions

Provisions are formed for liabilities to other parties where the amount is uncertain and it is probable that a future outflow of resources will be required to settle the obligation. They are recognised as the best estimate of the amount required to settle the obligation after taking into account all identifiable risks; reimbursement claims are not deducted. Long-term provisions are recognised at their discounted present value where the difference is material. Provisions for future losses are recognised if the contractual obligations for stores leased from other parties exceed the expected economic benefits.
The interim financial statements for the first half include provisions of € 1.1 million for flood damage. Provisions include substantially the obligation to restore the state of a rented DIY superstore and garden center and work on clearing and cleaning.
Under IAS 37 no provision for future expense is recognised for damage to the Group's own DIY superstores and garden centers, including renovation. Under the German GAAP additional provisions totalling € 1.0 million would have been required.

Expenses

Tax expense includes current and deferred taxes except where these relate to items credited or charged directly to equity. Recognition and valuation of deferred taxes is in accordance with IAS 12 ("Income Taxes", revised 2000) where the liability is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets reflect the expected tax benefits recoverable from the carry-forward of tax losses. Deferred tax assets from deductible temporary differences and carryforward of tax losses exceeding taxable temporary differences are only recognised if it is sufficiently probable that the company involved will make sufficient taxable income to recover the corresponding benefit.

No expenses are recognised for the existing stock option plans for the difference between the exercise price and the market value of shares or the fair value of stock options granted but not exercised.

In preparing the consolidated financial statements assumptions and estimates were made which affected the carrying amount and recognition of assets and liabilities and income and expense. The assumptions and estimates relate primarily to group-wide determination of useful life, recognition and valuation of provisions and the probability of recovering future tax benefits. The actual values may deviate from the assumptions and estimates in individual cases. Adjustments will be made through the income statement as better information becomes available.

Extraordinary result

The extraordinary result of € 8.8 million includes expense of € 9.3 million on flood damage and income of € 0.5 million from the sale of damaged goods. Expense relates primarily to write-offs on destroyed inventory, expense of clearing and cleaning, obligation to restore the state of a leased DIY superstore and garden center and losses on disposal of other equipment, operating and office equipment and current operating costs during store closures due to flooding. The extraordinary result breaks down as follows:

	€ million
Extraordinary expense	9.3
Extraordinary income	0.5
Pre-tax extraordinary result	8.8
Tax credit	-3.3
Extraordinary result after tax	5.5

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Ad-hoc-Mitteilung der HORNBACH-Baumarkt-AG

Ergebnisbelastung durch Hochwasserschäden

Bornheim/Pfalz, den 13. August 2002

Die aktuelle Hochwassersituation in Teilen Deutschlands und Österreichs führt zu außerordentlichen Ergebnisbelastungen. So wurde der HORNBACH Bau- und Gartenmarkt in Ansfelden bei Linz in Oberösterreich überflutet und mußte geschlossen werden. Der Markt wird voraussichtlich erst in mehreren Wochen wieder verkaufsbereit sein. Die genaue Höhe des nicht versicherten finanziellen Schadens muß noch ermittelt werden. Nach ersten Schätzungen wird es zu Ergebnisbelastungen in Höhe von mehreren Millionen Euro kommen.
Der Vorstand hat aufgrund dieser Entwicklung die zum ersten Quartal geäußerte Ertragsprognose revidiert. Es gilt nunmehr als unwahrscheinlich, daß der konjunkturbedingte Ergebnisrückstand der ersten drei Monate des laufenden Geschäftsjahres 2002/2003 trotz einer gegen den Branchentrend erfolgreichen Umsatzentwicklung in den Folgemonaten noch vollständig aufgeholt werden kann. Es wird vor diesem Hintergrund erwartet, daß das Ergebnis der gewöhnlichen Geschäftstätigkeit unter Vorjahr (43,6 Mio. Euro) liegen wird.
Nach fünf Monaten im laufenden Geschäftsjahr, d.h. bis einschließlich Juli 2002, konnten die Nettoumsätze um 10,7% auf rund 717 Mio. Euro gesteigert werden. Auf vergleichbarer Verkaufsfläche wurden die Umsätze aufgelaufen um 1,7% verbessert.

Reduced earnings due to flood damage

Bornheim/Pfalz, August 13, 2002

The current flooding in parts of Germany and Austria has led to extraordinary reductions in earnings. The HORNBACH DIY superstore with garden centre in Ansfelden near Linz in Upper Austria has been flooded and has had to be closed. The market is not expected to reopen for business for several weeks. The precise extent of the uninsured financial damage still remains to be determined. Initial estimates suggest that a reduction in earnings amounting to several million Euros can be expected. As a result of these developments the Board of Management has revised the earnings forecast issued at the end of the First Quarter downwards. In spite of successful sales developments, which go against trends in the sector, it is now considered unlikely to be possible entirely to compensate in the coming months for the low earnings seen in the First Quarter due to the economic climate. The result from ordinary business activities is therefore not expected to reach that of the previous year (EUR 43.6m).
In the first five months of the current fiscal year (i.e. up to and including July 2002) it was possible to increase net sales by 10.7% to approx. EUR 717m. Accumulated sales improved by 1.7% on a like-for-like sales space basis.

HORNBACH-Baumarkt-Aktiengesellschaft

D-76878 Bornheim bei Landau/Pfalz – Securities-Code-No. 608 440 –

Interim report on the 1st Quarter 2002/2003

(1 March to 31 May 2002)

HORNBACH clearly ahead of the DIY competition in Germany

The first quarter in the current financial year (effective 31 May 2002) was characterised by a weak economy in Germany and continued underspending amongst the consumers. The upturn has not yet been fully felt in the largest economy in the Euro Zone. According to the industry sector association HDE[1] German retailing was one of the main losers in the last downturn phase; January to March 2002 was one of the weakest quarters overall and the consumer climate in April and May also remained at a low level.

Against this background sales development within the home improvement industry in Germany is also disappointing. From January to May 2002 the BHB[2] reports minus figures for like-for-like sales of around 6 %.

Compared to this HORNBACH-Baumarkt-AG has shown significantly better development in the comparison period from January to May than the sector as a whole: the fact that HORNBACH was able to maintain like-for-like sales in Germany at virtually the same level as the previous year (– 0.5 %) should be seen as a success. Taking into account the international activities as well HORNBACH increased like-for-like sales by 0.4 %. In relation to the first quarter of the fiscal year (1 March to 31 May 2002) like-for-like sales rose by 0.9 % at home, by 1.5 % across the Group as a whole including HORNBACH International and that was despite the fact that in May 2002 in Germany – depending on the individual German states – there were up to two less trading days than in the previous year.

HORNBACH-Baumarkt-AG-Group (Shown in accordance with HGB) Figures in € million if not stated otherwise	Change on previous year in %	**1st quarter 2002/2003**	1st quarter 2001/2002
Earnings figures			
Gross sales	10.1	509.1	462.3
Net sales	10.1	439.5	399.0
Other operating income	15.4	4.5	3.9
Gross profit	5.8	155.1	146.6
Staff expenses	17.1	61.0	52.1
Depreciation	– 3.4	11.9	12.3
Other operating expenses	8.1	53.2	49.2
Result of financial activities	– 5.7	– 5.6	– 5.3
Result from ordinary activities	**– 15.6**	**23.4**	**27.7**
Taxes	– 18.2	8.1	9.9
Net income	**– 14.1**	**15.3**	**17.8**
Other key data			
Earnings before interest and taxes (EBIT)	– 12.0	29.0	33.0
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	– 9.7	40.9	45.2

HORNBACH-Baumarkt-AG-Group **Cash flow statement** (Shown in accordance with HGB)	**1st quarter 2002/2003** million €	1st quarter 2001/2002 million €
Net income	15	18
Depreciation on fixed assets	12	12
Changes in provisions and accruals	12	10
Changes in inventories, trade receivables and other asset	– 25	– 24
Changes in trade accounts payable and other liabilities	3	13
Net cash generated by operating activities	**17**	**29**
Proceeds from disposals of fixed assets	0	44
Investment in fixed assets	– 20	– 28
Net cash used in investing activities	**– 20**	**16**
Repayments of borrowings	– 13	– 5
Proceeds/repayments of group funding	– 7	– 17
Change in current account liabilities	6	3
Net cash used in financing activities	**– 14**	**– 19**
Net increase in cash and cash equivalents	– 17	26
Cash and cash equivalents as at March 1	50	30
Cash and cash equivalents as at May 31	**33**	**56**

Overall sales rose by more than 10 %

HORNBACH-Baumarkt-AG was also able to achieve double-digit increases in Group sales under the most difficult trading conditions. In the first three months of the current financial year (effective 31 May 2002) Group net sales rose 10.1 % to € 439 million (previous year € 399 million). Gross sales (incl. V.A.T.) grew by 10.1 % to € 509 million (462). During the first quarter a new DIY superstore with garden centre opened in Mönchengladbach. This means that the overall number of HORNBACH DIY superstores with garden centres has now risen to 92 as at 31 May 2002. The total selling space is now about 897,000 sq. m. with an average store size of approximately 9,750 sq. m. There are 76 stores operating in Germany. HORNBACH DIY superstores with garden centres in other European countries are spread over Austria (7), Netherlands (5), Czech Republic (3) and Luxembourg (1).

Profit development (in accordance with HGB)

The Group result from ordinary activities in accordance with HGB in the reporting period (Q1) compared to the previous year fell by € 4.3 million or 15,6 % to € 23.4 million (previous year € 27.7 million). The net income for the Group dropped by 14.1 % to € 15.3 million (17.8) in the first quarter.

The critical factor determining the fall in earnings was the flat consumer climate in Germany. As a

1 *Hauptverband des Deutschen Einzelhandels, Berlin*

2 *Bundesverband Deutscher Heimwerker-, Bau- und Gartenfachmärkte, Bonn*

result the forecasted increase of sales did not materialise and cost relations worsened. HORNBACH is maintaining the successful strategy of establishing HORNBACH as the DIY brand with the best price-performance ratio from the point of view of the customer. Thanks to its dominant megastore format and its competence in terms of product range and service HORNBACH continues to improve its market share and thereby secure additional potential sales. The results in the first quarter 2002/2003 were also affected by higher pre-opening costs in connection with expansion, start-up costs in Switzerland as well as increased administration costs. The table on page 1 provides information on the income statement and the most important figures in the first quarter of the current fiscal year.

Headcount
Effective 31 May 2002 8,080 people were employed throughout Europe (previous year 7,458) by HORNBACH Baumarkt AG and its subsidiaries. The annual average of full-time equivalents totals 7,058 (previous year 6,549).

Capital expenditures
In the first quarter of the current financial year € 21.7 million was invested primarily in land and buildings (47 %) plus equipment (53 %). The cash flow statement table on page 1 shows the providing information on the financing and investment activities of HORNBACH-Baumarkt-AG.

Outlook
HORNBACH-Baumarkt-AG is expected to achieve overall net sales of more than € 1.6 bn or € 1.9 bn gross for the 2002/2003 fiscal year. By 28 February 2003 up to eleven HORNBACH DIY superstores with garden centres will be opened at home and abroad of which up to eight will be in other parts of Europe. It is expected that HORNBACH will continue to exceed the sales development of the DIY sector in Germany thanks to its megastore concept. The Board of Management has set itself the target over the next few months of making up the earnings shortfall in comparison to the previous year and of achieving a result for the overall 2002/2003 financial year that is equivalent to the figure posted for the previous year (€ 43.6 million).

Bornheim, 26 June 2002
– The Board of Management –

Accounting in accordance with IAS

In the current financial year 2002/2003 HORNBACH-Baumarkt-AG will be switching their accounting from the principles of German law (HGB) to the international accounting standards (IAS or International Accounting Standards). The company will thereby ensure better comparability in international competition and at the same time satisfy the regulations of the German Stock Exchange for companies trading within the SMAX segment.

In comparison to the evaluation, balancing and consolidation methods used up until the end of 2000/2001 this quarterly report and the annual accounts for 2002/2003 will essentially show the following changes:

Borrowed capital costs (construction period interest), which can be allocated directly to the acquisition, construction or production of land and buildings have been activated in accordance with IAS 23 as part of the acquisition or production costs.

The scheduled depreciation of the property assets and the intangible assets are based on the following useful life periods:

Intangible assets	3 to 4 years
Building and external areas	15 to 33 years
Technical plants and machinery	3 to 8 years
Equipment	3 to 15 years

HORNBACH-Baumarkt-AG-Group **Reconciliation between earnings derived from HGB and IAS** in € million	**1st quarter 2002/2003**	1st quarter 2001/2002
HGB result from ordinary activities	**23.3**	**27.7**
Capitalisation of external consultancy costs for software development	0.0	0.3
Capitalisation of financing costs	0.8	0.5
Depreciation on intangible fixed assets and property assets	– 0.9	– 0.8
Other changes	– 0.1	– 1.0
IAS result from ordinary activities	**23.1**	**26.7**
Effective tax	8.1	9.9
Latent tax in accordance with IAS	0.6	– 0.9
IAS net income	**14.4**	**17.7**

HORNBACH-Baumarkt-AG-Group (Shown in accordance with IAS) Figures in € million if not stated otherwise	Change on previous year in %	**1st quarter 2002/2003**	1st quarter 2001/2002
Earnings figures			
Gross sales	10.1	509.1	462.3
Net sales	10.1	439.5	399.0
Other operating income	15.4	4.5	3.9
Gross profit	5.8	155.1	146.6
Staff expenses	17.1	61.0	52.1
Depreciation	– 1.9	13.0	13.2
Other operating expenses	6.7	53.2	49.9
Result of financial activities	– 2.1	– 4.8	– 4.7
Result from ordinary activities	**– 13.4**	**23.1**	**26.7**
Taxes	– 3.3	8.7	9.0
Net income	**– 18.6**	**14.4**	**17.7**
Other key data			
Earnings before interest and taxes (EBIT)	– 11.1	28.0	31.4
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	– 8.4	40.9	44.7
Earnings per share in €	– 18.6	0.96	1.18

Leased tangible fixed assets where ownership is attributed to the incorporated subsidiary companies (financing leasing) have been activated in accordance with IAS 17 and depreciated according to the schedule.

The special tax reserves in accordance with § 6b EStG have been included in the retained earnings.

The deferred taxation was calculated in accordance with IAS 12 based on different estimates for asset and liabilities between the IAS and balance sheet for taxation purposes as well as utilisable losses carried forward.

The extent of consolidation has been extended to include special purpose companies (IAS 27, SIC 12).

The other changes essentially concern the use of other provisions and the evaluation of the inventory.

The overview (IAS) gives a summary of the income statement and the most important figures in the first quarter of the current fiscal year.

HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

New Supervisory Board elected

Bornheim bei Landau/Pfalz, 24 April 2002 – Today's extraordinary general meeting of HORNBACH-Baumarkt-AG newly elected the shareholder representatives on the company's Supervisory Board. The new members of the controlling committee are Albrecht Hornbach, Otmar Hornbach and William John Whiting. Albert Wilhelm Hornbach, Dr Wolfgang Rupf and Gerhard Wolf were re-elected. During the subsequent constituent meeting of the Supervisory Board, Gerhard Wolf was elected as Chairman of the Board. Dr Wolfgang Rupf became the Vice-Chairman representing the interests of the shareholders. Rudolf Helfer remains in office as the Vice-Chairman representing the employees' interests.

Due to the holding of the British group, Kingfisher plc, London in HORNBACH HOLDING AG, the extraordinary general meeting was convened to elect the new members of the Supervisory Board representing the interests of the shareholders. HORNBACH HOLDING AG holds approximately 80 % of the nominal share capital of HORNBACH-Baumarkt-AG. All previous members of the Supervisory Board representing the interests of the shareholders resigned from office at the end of the general meeting.

HORNBACH-Baumarkt-Aktiengesellschaft – Sitz 76878 Bornheim/Pfalz – Registergericht Landau HRB 2311 – Fernruf (06348) 60 00 – Telefax (06348) 60 4000 – e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Dr. Wolfgang Rupf – Vorstand: Steffen Hornbach, Vorsitzender:
Karl Garrecht, Dr. Bernd Lübcke, Roland Pelka, Bernd Rob, Manfred Valder